June 28, 2010

Mark Cowan
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549

ATTN: Document Control - Edgar

RE: Post-Effective Amendment No. 60 on Form N-4
    RiverSource Variable Account 10 ("Registrant")
    File Nos. 333-79311/811-07355
    Post-Effective Amendment No. 33 on Form N-4
    RiverSource of New York Variable Annuity Account ("Registrant") File Nos. 333-91691/811-07623
    RiverSource RAVA 5 Advantage Variable Annuity
    RiverSource RAVA 5 Select Variable Annuity
    RiverSource RAVA 5 Access Variable Annuity

Dear Mr. Cowan:

This letter is in response to Staff's comments received on or about June 25, 2010 for the above-referenced Post-Effective Amendment filed on or about May 12, 2010. Comments and responses are outlined below.

COMMENT 1. General

     Please clarify the term "investment options." It is unclear whether the term is intended to refer to PN program fund of funds or more broadly.

RESPONSE:

As used throughout the prospectus, "investment options" include generally any underlying funds available under the contract or as otherwise restricted such as with respect to the Portfolio Navigator program. For example, we define "Funds" under the "Key Terms" section of the prospectus as, "Investment options under your contract." To clarify the use of term "investment options" in connection with the Portfolio Navigator program, we have made the following change to the first paragraph of the "Portfolio Navigator Program" section of the prospectus (revisions in italics):

"The PN program is available for nonqualified annuities and for qualified annuities. The PN program currently allows you to allocate your contract value to one of five investment options, each of which is a fund of funds which has a particular investment objective and invests in underlying funds. You are required to participate in the PN program if your contract includes an optional Accumulation Protector Benefit rider or SecureSource Stages 2 rider. If your contract does not include one of these riders, you also may elect to participate in the PN program at no additional charge. You should review any PN program information, including the terms of the PN program, carefully. Your financial advisor can provide you with additional information and can answer questions you may have on the PN program."

COMMENT 2.  PN Program (p.45)

     The disclosure states that if your contract includes the SecureSource Stages 2 rider, the company reserves the right to limit the number of investment options from which you can select, subject to state restrictions. Please disclose whether there is a minimum number of investment options that must be offered.

RESPONSE:

We have revised the paragraph in question as follows (revisions in italic):

"SecureSource Stages 2 rider: SecureSource Stages 2 rider requires that your contract value be invested in one of the investment options for the life of the contract. Subject to state restrictions, we reserve the right to limit the number of investment options from which you can select based on the dollar amount of purchase payments you make. There is no minimum number of investment options that must be offered in connection with SecureSource Stages 2 rider. Currently the limitation is five, each a fund of funds, from which you may select one. Because you cannot terminate the SecureSource Stages 2 rider once you have selected it, you must terminate your contract by requesting a full surrender if you do not want to participate in any of the investment options. Surrender charges and tax penalties may apply. Therefore, you should not select the SecureSource Stages 2 rider if you do not intend to continue participating in the PN program for the life of the contract."

COMMENT 3. Cover page

     Please remove the disclosure that suggests liability is limited for statements made in the prospectus: "This prospectus provides a general description of the contracts. Your actual contract and any riders or endorsements are the controlling documents."

RESPONSE:

Complied. The disclosure has been removed.

COMMENT 4. Contract in Brief

     Disclosure states that withdrawals during 3-year waiting period "could" negatively impact the value of the guarantee. Shouldn't it state that withdrawals "will" impact the guarantee value? (See disclosure under "Surrenders" on the next page.)

RESPONSE:

     Complied. Disclosure has been revised and states that "...withdrawals will negatively impact the value of your income guarantee provided by this rider."

COMMENT 5. Participating in the PN program

     Why reference to financial advisor since the program now consists of funds of funds? It suggests contract owners should have a financial advisor.

RESPONSE:

The reference to "financial advisor" in the paragraph headed, "Participating in the PN program" under the "Portfolio Navigator Program" section of the prospectus is an industry term used throughout the prospectus to describe the registered representatives of the broker-dealer, who provide advice to clients incidental to the sale of the contracts. We have added a clarifying phrase (in italics) to address your comment as follows:

"PARTICIPATING IN THE PN PROGRAM. If you choose or are required to participate in the PN program, you are responsible for determining which investment option is best for you or whether to remain in a fund of funds. Your financial advisor can help you make this determination, although his or her assistance is not offered in connection with an investment advisory agreement specific to the PN program. In addition, your financial advisor may provide you with an investor questionnaire, a tool to help define your investing style which is based on factors such as your investment goals, your tolerance for risk and how long you intend to invest. Your responses to the investor questionnaire can help you determine which investment option most closely matches your investing style. While the scoring of the investor questionnaire is objective, there is no guarantee that your responses to the investor questionnaire accurately reflect your tolerance for risk. Similarly, there is no guarantee that the fund of funds you select or selected after completing the investor questionnaire is appropriate to your ability to withstand investment risk. RiverSource Life is not responsible for your decision to participate in the PN program, your selection of a specific investment option, or your decision to change to a different investment option."

In addition to the comments listed above, the Staff has requested that we make the following representations on behalf of the Registrant. In connection with the Post-Effective Amendment listed above, RiverSource Life Insurance Company (the "Company"), on behalf of the Registrant, hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Company and the Company is fully responsible for the adequacy and accuracy of the disclosures in this filing. The Company represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclosure the Commission from taking any action with respect to the filing, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions concerning this filing, please contact me at (612) 671-2237, or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Rodney J. Vessels
------------------------------------
Rodney J. Vessels
Assistant General Counsel